Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2021

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSSES)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2021	2020	2021	2020

Revenues (note 20)	$1,022,756	$692,307	$2,743,664	$1,873,141

Cost of revenues (exclusive of depreciation and amortization shown below)	645,123	426,031	1,689,505	1,197,736
Selling, general and administrative expenses	252,848	172,956	695,374	491,660
Depreciation	11,440	10,369	32,920	28,098
Amortization of intangible assets	23,148	25,912	74,019	59,013
Acquisition-related items (note 6)	14,231	4,965	49,773	11,499
Settlement of long-term incentive arrangement ("LTIA") (note 16)	-	-	471,928	-
Operating earnings (loss)	75,966	52,074	(269,855)	85,135

Interest expense, net	8,300	8,864	24,500	22,627
Equity earnings from unconsolidated investments	(1,487)	(482)	(4,625)	(1,451)
Other income, net	(114)	(27)	(922)	(28)
Earnings (loss) before income tax	69,267	43,719	(288,808)	63,987
Income tax expense (note 17)	18,771	11,740	48,490	19,066
Net earnings (loss)	50,496	31,979	(337,298)	44,921

Non-controlling interest share of earnings	13,623	6,264	33,148	13,906
Non-controlling interest redemption increment (note 13)	18,869	4,548	63,180	15,572

Net earnings (loss) attributable to Company	$18,004	$21,167	$(433,626)	$15,443

Net earnings (loss) per common share (note 14)
Basic	$0.41	$0.53	$(10.19)	$0.39
Diluted	$0.40	$0.52	$(10.19)	$0.38

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2021	2020	2021	2020

Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921

Foreign currency translation gain (loss)	(5,093)	3,812	(8,654)	(6,716)
Unrealized gain (loss) on interest rate swaps, net of tax	2,024	802	3,854	(3,294)
Comprehensive earnings (loss)	47,427	36,593	(342,098)	34,911

Less: Comprehensive earnings attributable to non-controlling interests	32,450	6,722	96,633	28,016

Comprehensive earnings (loss) attributable to Company	$14,977	$29,871	$(438,731)	$6,895

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$134,123	$156,614
Restricted cash	45,348	20,919
Accounts receivable, net of allowance of $22,990 (December 31, 2020 - $25,632) (note 11)	424,689	372,149
Contract assets (note 20)	60,473	61,101
Warehouse receivables (note 18)	161,939	232,207
Income tax recoverable	14,689	15,041
Prepaid expenses and other current assets	198,946	177,780
	1,040,207	1,035,811

Other receivables	11,632	14,989
Contract assets (note 20)	7,403	5,335
Other assets	86,452	74,355
Fixed assets	138,735	129,221
Operating lease right-of-use assets	311,314	288,134
Deferred tax assets, net	62,775	45,008
Intangible assets (note 7)	559,962	610,330
Goodwill	1,075,598	1,088,984
Real estate assets held for sale (note 5)	31,076	-
	2,284,947	2,256,356
	$3,325,154	$3,292,167

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$337,324	$297,766
Accrued compensation	518,044	450,894
Income tax payable	21,305	26,783
Contract liabilities (note 20)	31,012	21,076
Long-term debt - current (note 8)	3,565	9,024
Contingent acquisition consideration - current (note 18)	96,780	5,802
Warehouse credit facilities (note 10)	152,905	218,018
Operating lease liabilities	80,282	78,923
	1,241,217	1,108,286

Long-term debt - non-current (note 8)	375,182	470,871
Contingent acquisition consideration (note 18)	52,785	109,841
Operating lease liabilities	292,133	251,680
Other liabilities	64,312	48,525
Deferred tax liabilities, net	36,438	50,523
Convertible notes (note 9)	224,895	223,957
Liabilities related to real estate assets held for sale (note 5)	20,975	-
	1,066,720	1,155,397
Redeemable non-controlling interests (note 13)	474,615	442,375

Shareholders' equity
Common shares	850,042	457,993
Contributed surplus	71,631	66,971
Retained earnings (deficit)	(316,404)	119,421
Accumulated other comprehensive loss	(67,084)	(61,979)
Total Company shareholders' equity	538,185	582,406
Non-controlling interests	4,417	3,703
Total shareholders' equity	542,602	586,109
	$3,325,154	$3,292,167

Commitments and subsequent events (note 19 and note 22)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2021
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity

Balance, December 31, 2020	40,189,436	$457,993	$66,971	$119,421	$(61,979)	$3,703	$586,109

Net loss	-	-	-	(337,298)	-	-	(337,298)
Foreign currency translation loss	-	-	-	-	(8,654)	-	(8,654)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	3,854	-	3,854
Other comprehensive earnings attributable to NCI	-	-	-	-	(305)	(301)	(606)
NCI share of earnings	-	-	-	(33,148)	-	1,839	(31,309)
NCI redemption increment	-	-	-	(63,180)	-	-	(63,180)
Distributions to NCI	-	-	-	-	-	(782)	(782)
Acquisition of businesses, net	-	-	-	-	-	(42)	(42)
Subordinate Voting Shares:
Stock option expense	-	-	8,180	-	-	-	8,180
Stock options exercised	266,100	16,307	(3,520)	-	-	-	12,787
Settlement of LTIA (note 16)	3,572,858	375,742	-	-	-	-	375,742
Dividends	-	-	-	(2,199)	-	-	(2,199)
Balance, September 30, 2021	44,028,394	$850,042	$71,631	$(316,404)	$(67,084)	$4,417	$542,602

Three months ended September 30, 2021
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, June 30, 2021	43,983,994	$846,976	$69,634	$(334,408)	$(64,057)	$4,326	$522,471
Net earnings	-	-	-	50,496	-	-	50,496
Foreign currency translation loss	-	-	-	-	(5,093)	-	(5,093)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	2,024	-	2,024
Other comprehensive earnings attributable to NCI	-	-	-	-	42	(174)	(132)
NCI share of earnings	-	-	-	(13,623)	-	502	(13,121)
NCI redemption increment	-	-	-	(18,869)	-	-	(18,869)
Distributions to NCI	-	-	-	-	-	(230)	(230)
Acquisition of businesses, net	-	-	-	-	-	(7)	(7)
Subordinate Voting Shares:
Stock option expense	-	-	2,658	-	-	-	2,658
Stock options exercised	44,400	3,066	(661)	-	-	-	2,405
Settlement of LTIA (note 16)	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-
Balance, September 30, 2021	44,028,394	$850,042	$71,631	$(316,404)	$(67,084)	$4,417	$542,602

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2020
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299
Cumulative effect adjustment:
Current expected credit losses, net of tax	-	-	-	(2,824)	-	-	(2,824)
Net earnings	-	-	-	44,921	-	-	44,921
Foreign currency translation loss	-	-	-	-	(6,716)	-	(6,716)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(3,294)	-	(3,294)
Other comprehensive earnings attributable to NCI	-	-	-	-	1,462	(429)	1,033
NCI share of earnings	-	-	-	(13,906)	-	1,067	(12,839)
NCI redemption increment	-	-	-	(15,572)	-	-	(15,572)
Distributions to NCI	-	-	-	-	-	(1,200)	(1,200)
Acquisition of businesses, net	-	-	-	-	-	(58)	(58)
Subsidiaries’ equity transactions	-	-	(6)	-	-	-	(6)
Subordinate Voting Shares:
Stock option expense	-	-	6,056	-	-	-	6,056
Stock options exercised	203,600	9,690	(2,092)	-	-	-	7,598
Dividends	-	-	-	(1,999)	-	-	(1,999)
Balance, September 30, 2020	40,048,811	$451,843	$64,664	$87,801	$(75,712)	$3,803	$532,399

Three months ended September 30, 2020
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010
Net earnings	-	-	-	31,979	-	-	31,979
Foreign currency translation gain	-	-	-	-	3,812	-	3,812
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	802	-	802
Other comprehensive earnings attributable to NCI	-	-	-	-	4,090	78	4,168
NCI share of earnings	-	-	-	(6,264)	-	394	(5,870)
NCI redemption increment	-	-	-	(4,547)	-	-	(4,547)
Distributions to NCI	-	-	-	-	-	(363)	(363)
Subsidiaries’ equity transactions	-	-	(11)	-	-	-	(11)
Subordinate Voting Shares:
Stock option expense	-	-	1,832	-	-	-	1,832
Stock options exercised	50,000	2,054	(462)	-	-	-	1,592
Dividends	-	-	-	1	-	-	1
Balance, September 30, 2020	40,048,811	$451,843	$64,664	$87,801	$(75,712)	$3,803	$532,399

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921

Items not affecting cash:
Depreciation and amortization	34,588	36,281	106,939	87,111
Settlement of long-term incentive arrangement (note 16)	-	-	375,742	-
Gains attributable to mortgage servicing rights	(5,812)	(6,888)	(20,728)	(7,397)
Gains attributable to the fair value of mortgage premiums and origination fees	(12,516)	(14,303)	(34,799)	(16,113)
Deferred tax	(10,953)	(2,977)	(33,457)	(16,974)
Earnings from equity method investments	(1,487)	(482)	(4,625)	(1,451)
Stock option expense (note 15)	2,658	1,832	8,180	6,056
Non-cash lease expense	(1,002)	1,241	16,489	3,895
Allowance for credit losses	5,668	4,000	6,660	12,602
Amortization of advisor loans	5,855	5,246	16,677	15,666
Contingent consideration (note 6)	11,469	22	40,505	(1,447)
Other	2,616	821	3,176	1,962

(Increase) decrease in accounts receivable, prepaid expenses and other assets	(60,389)	4,867	(139,622)	80,722
Increase in accounts payable, accrued expenses and other liabilities	73,779	93,998	75,558	59,744
Increase (decrease) in accrued compensation	75,911	34,890	74,234	(146,371)
Contingent acquisition consideration paid	-	-	(10,472)	(15,684)
Proceeds from sale of mortgage loans	374,458	391,155	1,969,488	481,134
Origination of mortgage loans	(461,783)	(539,103)	(1,858,983)	(626,202)
Increase (decrease) in warehouse credit facilities	97,339	156,629	(65,113)	156,366
Sale proceeds (repurchases) from AR Facility, net (note 11)	11,629	(2,005)	22,521	(14,290)
Net cash provided by operating activities	192,524	197,203	211,072	104,250

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(590)	(66,975)	(4,797)	(203,916)
Purchases of fixed assets	(11,847)	(10,501)	(44,450)	(29,530)
Advisor loans issued	(12,625)	(2,166)	(29,833)	(8,778)
Purchase of held for sale real estate assets	(10,101)	(45,918)	(10,101)	(45,918)
Proceeds from sale of held for sale real estate assets	-	-	-	94,222
Collections of AR facility deferred purchase price (note 11)	11,563	11,673	34,295	38,132
Other investing activities	(1,522)	222	(5,103)	7,638
Net cash used in investing activities	(25,122)	(113,665)	(59,989)	(148,150)

Financing activities
Increase in long-term debt	144,210	172,378	588,633	526,534
Repayment of long-term debt	(299,140)	(179,395)	(673,630)	(508,407)
Issuance of convertible notes (note 9)	-	-	-	230,000
Purchases of non-controlling interests' subsidiary shares, net	1,658	5,417	(20,182)	(18,978)
Contingent acquisition consideration paid	-	(332)	(3,918)	(11,075)
Proceeds received on exercise of stock options	2,405	3,129	12,787	7,587
Dividends paid to common shareholders	(2,200)	(1,999)	(4,209)	(3,991)
Distributions paid to non-controlling interests	(8,270)	(7,076)	(43,498)	(29,062)
Financing fees paid (note 9)	(165)	(146)	(165)	(7,499)
Net cash (used in) provided by financing activities	(161,502)	(8,024)	(144,182)	185,109

Effect of exchange rate changes on cash	(3,996)	5,981	(4,963)	(8,469)

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2021	2020	2021	2020

Net change in cash, cash equivalents and restricted cash	1,904	81,495	1,938	132,740

Cash, cash equivalents and restricted cash, beginning of period	177,567	166,238	177,533	114,993
Cash, cash equivalents and restricted cash, end of period	$179,471	$247,733	$179,471	$247,733

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 36 countries around the world (65 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management, Leasing and, Capital Markets. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2020.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2021 and the results of operations and its cash flows for the three and nine months ended September 30, 2021 and 2020. All such adjustments are of a normal recurring nature. The results of operations for the nine-month period ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Government assistance related to the COVID-19 pandemic

The Company received $318 of wage subsidies from governments in several countries around the world during the three-month period ended September 30, 2021 (2020 - $13,640) (nine-month period ended September 30, 2021 - $5,326 (2020 - $23,874)). In the three-month period ending September 30, 2021, $127 of the wage subsidies were recorded as reduction to cost of revenues (2020 - $9,568) and $191 were recorded as a reduction to selling, general and administrative expenses (2020 - $4,072) in the Consolidated Statements of Earnings. In the nine-month period ending September 30, 2021, $3,569 of the wage subsidies were recorded as reduction to cost of revenues (2020 - $17,539) and $1,757 were recorded as a reduction to selling, general and administrative expenses (2020 - $6,335) in the Consolidated Statements of Earnings.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in step-up in tax basis of goodwill. The Company adopted the guidance effective January 1, 2021. The Company’s processes and disclosures have been updated to incorporate the new standard. The adoption of the standard did not have a material impact on the Company’s Financial Statements.

Recently issued accounting guidance, not yet adopted

Reference Rate Reform

The FASB has issued two ASU related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the London Interbank Offered Rates (“LIBOR”) expecting to be discontinued at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt and hedging arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASU to facilitate an orderly transition to alternative reference rates and their potential impacts on its Financial Statements and disclosures.

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its Financial Statements.

4.	Acquisitions

During the nine months ended September 30, 2021, the Company acquired controlling interests in two businesses operating in the Americas (Miami, Florida; Ontario, Canada). The acquisition date fair value of consideration transferred consisted of $4,797 in cash (net of cash acquired of $387) plus a contingent consideration liability of $2,269. The Company acquired $543 of net assets, excluding cash, and recognized goodwill of $3,284 and intangible assets of $3,239 in its purchase price allocation.

During the nine months ended September 30, 2020, the Company acquired controlling interests in two Colliers International affiliates operating in the Americas segment (Austin, Texas and Nashville, Tennessee), Colliers Mortgage, headquartered in Minneapolis, and Colliers Engineering & Design, headquartered in New Jersey. Cash consideration totaled $203,916 (net of cash acquired of $50,331).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2021 was $149,565 (December 31, 2020 - $115,643). See note 18 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2021 was $11,743 (December 31, 2020 - $17,646). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $174,840 to a maximum of $196,072. These contingencies will expire during the period extending to June 2026.

5.	Real estate assets held for sale

From time to time, the Company’s Investment Management segment purchases real estate assets for placement into a fund. This typically occurs in the early stages of fundraising where temporary liquidity is needed to fund investment opportunities that arise prior to the availability of fund capital. The purchase assets are recorded as real estate assets held for sale prior to the ultimate sale to the identified fund. The assets are typically held for a short period of time not expected to exceed twelve months. The transactions are not intended as an alternative source of operating earnings and the arrangements to sell the assets to a fund are generally structured not to generate any gain or loss. The purchases are accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business.

In July 2021, the Company acquired a controlling interest in a portfolio of land and buildings located in the United Kingdom and associated liabilities from an unrelated party (the “Portfolio”). The Company expects to sell the Portfolio to a newly established closed-end fund which is managed by the Company, without gain or loss, during the fourth quarter of 2021.

During the nine months ended September 31, 2021, the effect on net earnings related to real estate assets held for sale was nil (2020 - $2,427).

The following table summarizes the real estate assets and associated liabilities held for sale.

September 30,
2021

Real estate assets held for sale
Real estate assets held for sale - non-current	$31,076
Total real estate assets held for sale	$31,076

Liabilities related to real estate assets held for sale
Liabilities related to real estate assets held for sale - non-current	$20,975
Total liabilities related to real estate assets held for sale	$20,975

Net real estate assets held for sale	$10,101

6.	Acquisition-related items

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Transaction costs	$2,762	$4,942	$9,268	$12,945
Contingent consideration fair value adjustments (notes 4, 18)	9,854	(1,504)	36,077	(6,356)
Contingent consideration compensation expense (note 4)	1,615	1,527	4,428	4,910
	$14,231	$4,965	$49,773	$11,499

7.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

September 30, 2021	Gross
	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,878	-	23,878
	$53,078	$-	$53,078
Finite life intangible assets:
Customer lists and relationships	$340,290	$145,209	$195,081
Investment management contracts	270,600	78,939	191,661
Mortgage servicing rights ("MSRs")	138,939	33,794	105,145
Franchise rights	5,300	5,181	119
Trademarks and trade names	14,715	7,042	7,673
Management contracts and other	21,252	14,047	7,205
	$791,096	$284,212	$506,884
	$844,174	$284,212	$559,962

	Gross
December 31, 2020	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	24,096	-	24,096
	$53,296	$-	$53,296
Finite life intangible assets:
Customer lists and relationships	$345,511	$123,368	$222,143
Investment management contracts	270,600	60,723	209,877
Mortgage servicing rights ("MSRs")	114,909	13,121	101,788
Franchise rights	5,630	5,322	308
Trademarks and trade names	14,803	4,355	10,448
Management contracts and other	20,813	12,406	8,407
Backlog	16,307	12,244	4,063
	$788,573	$231,539	$557,034
	$841,869	$231,539	$610,330

In May 2020, the Company acquired MSR intangible assets in its acquisition of Colliers Mortgage. MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received.

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the nine-month period ended September 30, 2021.

The following table summarizes activity related to the Company’s mortgage servicing rights for the nine-month period ended September 30, 2021.

2021
Balance, January 1	$101,788
Additions, following the sale of loan	24,031
Amortization	(11,943)
Prepayments and write-offs	(8,731)
Balance, September 30	$105,145

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2021 (remaining three months)	$3,708	$16,452	$20,160
2022	13,468	61,628	75,096
2023	12,286	58,043	70,329
2024	11,319	50,145	61,464
2025	10,299	41,413	51,712
2026	9,414	37,701	47,115
Thereafter	44,651	136,357	181,008
	$105,145	$401,739	$506,884

8.	Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 3.0% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate at September 30, 2021 was 3.5% (2020 – 3.0%). The Revolving Credit Facility had $858,819 of available undrawn credit as at September 30, 2021 ($777,322 as at December 31, 2020). As of September 30, 2021, letters of credit in the amount of $18,555 were outstanding ($15,663 as at December 31, 2020). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes due 2028”), which are held by a group of institutional investors. The Senior Notes due 2028 have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes due 2028 rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of September 30, 2021. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.	Convertible notes

In May 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025 and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness, and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

At the holder’s option, the Convertible Notes may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, at the time, the Company incurred financing costs of $6,795 which are being amortized over five years using the effective interest rate method. For the quarter ended September 30, 2021, there was $317 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.7%.

10.	Warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities as at September 30, 2021:

		September 30, 2021		December 31, 2020
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - LIBOR plus 1.60%	October 19, 2022	$175,000	$20,976	$275,000	$167,004
Facility B - SOFR plus 1.70%	On demand	125,000	24,958	125,000	51,014
Facility C - LIBOR plus 1.60%	April 27, 2022	150,000	106,971	-	-
		$450,000	$152,905	$400,000	$218,018

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by warehouse mortgages financed on the facilities, if any.

On January 11, 2021 Colliers Mortgage entered into an amendment to the financing agreement for Facility A modifying the borrowing capacity to $175,000 and extending the maturity date to October 20, 2021. On October 20, 2021 Colliers Mortgage entered an amendment to reduce the borrowing capacity to $125,000 and to extend the maturity date to October 19, 2022.

On April 28, 2021, Colliers Mortgage entered into an additional financing agreement for Facility C with a borrowing capacity of $150,000. The maturity date is April 27, 2022 with an option to extend to April 27, 2023. The borrowing capacity temporarily increased to $225,000 effective from October 28, 2021 through December 27, 2021.

11.	AR Facility

In April 2019, the Company initially established a structured accounts receivable facility (the “AR Facility”). The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility has committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. The Company subsequently renewed the term of the AR Facility in April 2020 and in April 2021. Each renewal extended the term of the AR Facility for an additional 364 days.

Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of September 30, 2021, the Company had drawn $120,940 under the AR Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of September 30, 2021, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the nine months ending September 30, 2021, Receivables sold under the AR Facility were $1,082,601 and cash collections from customers on Receivables sold were $1,057,579, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2021, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $129,745; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $85,100. See note 18 for fair value information on the DPP.

For the nine months ended September 30, 2021, the Company recognized a loss related to Receivables sold of $98 (2020 - $113 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2021 were $39,617.

12.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	September 30,	December 31,
	2021	2020
Investments	$9,565	$6,158
Co-investment commitments	27,871	14,345
Maximum exposure to loss	$37,436	$20,503

13.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2021
Balance, January 1	$442,375
RNCI share of earnings	31,312
RNCI redemption increment	63,180
Distributions paid to RNCI	(42,847)
Purchase of interests from RNCI, net	(19,405)
Balance, September 30	$474,615

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2021 was $444,714 (December 31, 2020 - $415,141). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2021, approximately 3,300,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

14.	Net earnings per common share

Common shares are defined as the aggregate of Multiple Voting Shares and Subordinate Voting Shares outstanding.

The earnings per share calculation cannot be anti-dilutive, therefore diluted shares is not used in the denominator when the numerator is in a loss position.

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of income tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-month and nine-month periods ended September 30, 2021 and the nine-month period ended September 30, 2020. The “if-converted method is dilutive for the three-month period ended September 30, 2020.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2021	2020	2021	2020

Net earnings (loss) attributable to Company	$18,004	$21,167	$(433,626)	$15,443
After-tax interest on Convertible Notes	-	1,701	-	-
Adjusted numerator under the If-Converted Method	$18,004	$22,868	$(433,626)	$15,443

Weighted average common shares - Basic	44,003	40,027	42,543	39,944
Exercise of stock options	751	186	-	192
Conversion of Convertible Notes	-	3,968	-	-
Weighted average common shares - Diluted	44,754	44,181	42,543	40,136

15.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2021, there were 1,304,800 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 50,000 stock options granted during the nine months ended September 30, 2021 (2020 - 60,000). Stock option activity for the nine months ended September 30, 2021 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2020	2,190,125	$69.22
Granted	50,000	114.40
Exercised	(266,100)	48.05
Forfeited	(2,300)	85.82
Shares issuable under options -
September 30, 2021	1,971,725	$73.20	2.7	$107,474
Options exercisable - September 30,2021	772,250	$64.74	1.8	$58,861

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2021 was $8,180 (2020 - $6,056). As of September 30, 2021, there was $12,804 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine-month period ended September 30, 2021, the fair value of options vested was $4,999 (2020 - $4,978).

16.	Long-term incentive arrangement

On April 16, 2021, the Company settled the Management Services Agreement (the “MSA”), including the Long Term Incentive Arrangement (the “LTIA”), originally entered into on February 1, 2004 between the Company, Jay S. Hennick (the Company’s Chairman & Chief Executive Officer) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick (the “Transaction”). In addition, the Transaction established an orderly timeline for the elimination of the Company’s dual class voting structure by no later than September 1, 2028. The Company, under the terms of the Transaction (a) paid US$96,200 (C$120,300) in cash and (b) issued a total of 3,572,858 Subordinate Voting Shares to an entity controlled by Mr. Hennick. The total purchase price was determined by applying the formula provided in the existing MSA for the LTIA using a price of US$106.40 per share (which is the volume weighted average price of the Subordinate Voting Shares on the Toronto Stock Exchange for the period from February 11, 2021 through to and including February 25, 2021, converted to US dollars). Subsequent to the completion of the Transaction, the MSA was terminated thereby eliminating the LTIA and all future fees and other entitlements owing thereafter. The settlement of the LTIA was considered a modification of a share-based payment arrangement, which was accounted for as compensation expense and presented separately as settlement of long-term incentive arrangement in the Company’s Consolidated Statements of Earnings. The net cash impact was included in operating activities in the Company’s Consolidated Statements of Cash Flows.

17.	Income tax

The provision for income tax for the nine months ended September 30, 2021 reflected an effective tax rate of -16.8% (2020 – 29.8%) relative to the combined statutory rate of approximately 26.5% (2020 – 26.5%). The current year’s rate was impacted by the settlement of the LTIA (see note 16). The settlement and its related costs are not tax deductible. The prior year’s rate was impacted by the reversal of a $2,030 tax benefit related to a cross-border financing structure pursuant to a change in tax law applied retroactively to 2019.

18.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2021:

	Carrying value at	Fair value measurements
	September 30, 2021	Level 1	Level 2	Level 3
Assets
Cash equivalents	$4,636	$4,636	$-	$-
Equity securities	6,290	6,226	64	-
Debt securities	11,874	-	11,874	-
Mortgage derivative assets	11,332	-	11,332	-
Warehouse receivables	161,939	-	161,939	-
Deferred Purchase Price on AR Facility	93,279	-	-	93,279
Total assets	$289,350	$10,862	$185,209	$93,279

Liabilities
Mortgage derivative liability	$4,540	$-	$4,540	$-
Interest rate swap liability	4,574		4,574
Contingent consideration liability	149,565	-	-	149,565
Total liabilities	$158,679	$-	$9,114	$149,565

There were no significant non-recurring fair value measurements recorded during the quarter ended September 30, 2021.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Financial instruments and other inventory positions owned

The Company records financial instruments and other inventory positions owned at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Mortgage-related derivatives

The fair value of interest rate lock commitments and forward sale commitments are derivatives and considered Level 2 valuations. Fair value measurements for both interest rate lock commitments and forward sales commitment consider observable market data, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans or the fair value of MSRs. However, the Company has evaluated the impact of the fair value of the MSRs on the fair value of the derivatives and they do not have a significant impact on the derivative fair values. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sales contracts and the Company’s historical experience, the risk of nonperformance by the counterparties does not have a significant impact on the determination of fair value.

Warehouse receivables

As at September 30, 2021, all of the Company’s mortgage warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 5.0% depending upon the aging of the Receivables. See note 11 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2021
Balance, January 1	$87,957
Additions to DPP	43,178
Collections on DPP	(34,295)
Fair value adjustment	(98)
Foreign exchange and other	(3,463)
Balance, September 30	$93,279

Interest rate swaps

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. In December 2018, the Company entered into additional interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have maturities of January 18, 2022 and April 30, 2023, respectively. The interest rate swaps are measured at fair value on the consolidated balance sheets.

At the inception of the interest rate swaps, the Company designated each swap as a cash flow hedge. From inception until June 30, 2021, each of the swaps were determined to be effective with changes in the fair value recognized to accumulated other comprehensive earnings / (loss).

On July 1, 2021, the Company dedesignated both hedging relationships. Gains or losses related to changes in the fair value of the swaps after July 1, 2021 are reported in interest expense on the Consolidated Statements of Earnings.

As at June 30, 2021, $5,595 of cumulative losses were reported in accumulated other comprehensive earnings / (loss). This accumulated other comprehensive loss will be recognized to interest expense commensurate with when the forecasted cash flows originally designated as a hedge affect earnings, or earlier if it is probable these forecasted cash flows will not occur. In the three months ended September 30, 2021, $1,627 of the accumulated other comprehensive loss was included in interest expense on the Consolidated Statements of Earnings.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 8.8%, with a weighted average of 4.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,400.

Changes in the fair value of the contingent consideration liability comprises the following:

2021
Balance, January 1	$115,643
Amounts recognized on acquisitions	2,269
Fair value adjustments (note 6)	36,077
Resolved and settled in cash	(4,181)
Other	(243)
Balance, September 30	$149,565

Less: current portion	$96,780
Non-current portion	$52,785

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

The following are estimates of the fair values for other financial instruments:

	September 30, 2021		December 31, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$242,221	$263,325	$255,790	$275,928
Convertible Notes	224,895	506,753	223,957	353,638

19.	Commitments and Contingencies

Purchase commitments

In September 2021, the Company entered into an agreement to acquire a controlling interest in Bergmann Associates, Architects, Engineers, Landscape Architects & Surveyors, D.P.C. (“Bergmann”). The Company entered into agreements to acquire controlling interests in Antirion SGR S.p.A. and the Colliers Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.) in October 2021. It is expected that the acquisitions will be accounted for using the acquisition method of accounting for business combinations. The transactions are expected to close by early 2022, subject to applicable closing conditions including regulatory approval and closing adjustments, for an aggregate cash purchase price of $122,600.

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 18 the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2021, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4,215,000. As at September 30, 2021, the Loss Reserve was $15,870 (December 31, 2020 - $15,194) and was included within Other liabilities on the Consolidated Balance Sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and HUD, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At September 30, 2021, Colliers Mortgage was in compliance with all such requirements.

20.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended September 30,

2021
Leasing	$174,998	$34,716	$33,176	$-	$-	$242,890
Capital Markets	213,412	40,384	56,852	-	-	310,648
Property services	157,051	49,578	55,400	-	-	262,029
Valuation and advisory	52,501	29,006	23,126	-	7	104,640
IM - Advisory and other	12	-	-	59,672	-	59,684
IM - Incentive Fees	-	-	-	18,591	-	18,591
Other	19,124	1,253	3,749	-	148	24,274
Total Revenue	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756

2020
Leasing	$129,804	$23,241	$16,611	$-	$32	$169,688
Capital Markets	110,191	27,552	27,820	-	-	165,563
Property services	133,004	40,057	49,279	-	-	222,340
Valuation and advisory	38,663	25,227	14,954	-	-	78,844
IM - Advisory and other	-	-	-	39,774	-	39,774
IM - Incentive Fees	-	-	-	1,930	-	1,930
Other	10,975	1,273	1,813	-	107	14,168
Total Revenue	$422,637	$117,350	$110,477	$41,704	$139	$692,307

Nine months ended September 30,

2021
Leasing	$489,183	$94,187	$80,437	$-	$-	$663,807
Capital Markets	531,735	122,913	132,110	-	-	786,758
Property services	462,218	131,896	168,136	-	-	762,250
Valuation and advisory	143,893	87,019	63,486	-	7	294,405
IM - Advisory and other	12	-	-	154,776	-	154,788
IM - Incentive Fees	-	-	-	18,591	-	18,591
Other	48,603	3,606	10,403	-	453	63,065
Total Revenue	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664

2020
Leasing	$360,585	$64,183	$46,166	$-	$32	$470,966
Capital Markets	276,047	82,533	64,991	-	-	423,571
Property services	326,928	117,096	145,055	-	-	589,079
Valuation and advisory	113,508	66,853	44,640	-	-	225,001
IM - Advisory and other	-	-	-	124,728	-	124,728
IM - Incentive Fees	-	-	-	4,190	-	4,190
Other	24,444	3,381	7,164	-	617	35,606
Total Revenue	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In the three months and nine months ended September 30, 2021, $35,752 and $99,479 of revenue, respectively, was excluded from the scope of ASC 606 (2020 - $29,490 and $34,608). These revenues were included entirely within the Americas segment within Capital Markets and Other revenue.

Contract balances

As at September 30, 2021, the Company had contract assets totaling $67,876 of which $60,473 was current ($66,436 as at December 31, 2020 - of which $61,101 was current). During the nine months ended September 30, 2021, approximately 87% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 11).

As at September 30, 2021, the Company had contract liabilities (all current) totaling $31,012 ($21,076 as at December 31, 2020). Revenue recognized for the nine months ended September 30, 2021 totaled $18,426 (2020 - $21,116) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing & advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

21.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office and, for the nine month period ended September 30, 2021, also the settlement of the LTIA (see note 16).

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended September 30

2021
Revenues	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756
Depreciation and amortization	18,843	5,579	2,345	6,825	996	34,588
Operating earnings (loss)	48,879	11,399	18,342	19,812	(22,466)	75,966

2020
Revenues	$422,637	$117,350	$110,477	$41,704	$139	$692,307
Depreciation and amortization	18,710	5,486	3,563	7,330	1,192	36,281
Operating earnings (loss)	40,412	(1,353)	8,548	7,921	(3,454)	52,074

			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Nine months ended September 30

2021
Revenues	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664
Depreciation and amortization	58,300	17,035	8,395	20,340	2,869	106,939
Operating earnings (loss)	154,970	24,703	46,742	43,900	(540,170)	(269,855)

2020
Revenues	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141
Depreciation and amortization	36,128	16,146	10,680	20,650	3,507	87,111
Operating earnings (loss)	66,537	(18,071)	14,867	30,347	(8,545)	85,135

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION
	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020

United States
Revenues	$570,886	$385,433	$1,488,827	$973,995
Total long-lived assets			1,401,401	1,387,430

Canada
Revenues	$105,331	$67,658	$309,356	$212,203
Total long-lived assets			80,217	81,827

Euro currency countries
Revenues	$82,176	$61,532	$225,956	$180,793
Total long-lived assets			278,103	299,202

Australia
Revenues	$83,724	$47,073	$209,687	$124,866
Total long-lived assets			73,929	81,077

United Kingdom
Revenues	$37,696	$32,749	$115,789	$92,420
Total long-lived assets			71,440	77,446

Other
Revenues	$142,943	$97,862	$394,049	$288,864
Total long-lived assets			180,519	176,938

Consolidated
Revenues	$1,022,756	$692,307	$2,743,664	$1,873,141
Total long-lived assets			2,085,609	2,103,920

22.	Subsequent events

On July 28, 2021, the Company entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes due 2031”), consisting of $150,000 of 3.02% and €125,000 of 1.52% Notes due 2031. The Senior Notes due 2031 were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Senior Notes due 2028. The proceeds of the issuances were drawn on October 7, 2021.

On November 1, 2021, the Company finalized its agreement to acquire a controlling interest in Bergmann (see note 19).

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the nine months ended September 30, 2021

(in US dollars)

November 5, 2021

The following management’s discussion and analysis (“MD&A”) should be read together with the Unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and nine months ended September 30, 2021 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine months ended September 30, 2021 and up to and including November 5, 2021.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the third quarter ended September 30, 2021 were $1.02 billion, an increase of 48% versus the prior year period (46% in local currency). The increase was driven by strong performance in all services lines, particularly Capital Markets and Investment Management, versus prior year quarter results which were impacted by the COVID-19 pandemic. Third quarter diluted earnings per share were $0.40 versus $0.52 in the prior year quarter. The decrease was driven by (i) higher non-controlling interest share of earnings with greater proportion of earnings coming from non-wholly owned operations; (ii) higher non- controlling interest redemption increment on strong performance in certain non-wholly owned operations; and (iii) the dilutive impact of the settlement of the Long-Term Incentive Arrangement (“LTIA”) (see below). Adjusted earnings per share, which exclude restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $1.27, up 18% from $1.08 in the prior year period. GAAP net earnings per share and adjusted net earnings per share for the quarter ended September 30, 2021 would have been approximately $0.03 and $0.02 lower, respectively, excluding the impact of changes in foreign exchange rates.

During the nine months ended September 30, 2021, the Company completed two tuck-in acquisitions in the Americas (Miami, Florida; Ontario, Canada).

On November 1, 2021, the Company completed its previously announced acquisition of Bergmann Associates, Architects, Engineers, Landscape Architects & Surveyors, D.P.C. (“Bergmann”), a leading engineering, architecture and design services firm located in the US Northeast, Midwest and Mid-Atlantic regions. Bergmann will rebrand as part of Colliers Engineering & Design by the second half of 2022.

In October 2021, the Company entered into agreements to acquire controlling interests in Antirion SGR S.p.A. (“Antirion”), one of the largest real estate investment management firms in Italy with assets under management of more than $4 billion, and the Colliers Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.). The transactions are expected to close by the end of first quarter of 2022.

In October 2021, we announced our ‘Elevate the Built Environment’ strategic framework designed to embed environment, social and governance (“ESG”) best practices across the organization. In addition, we committed to setting a science-based target through the Science-Based Targets initiative’s (SBTi) Business Ambition for 1.5°C program as well as achieving Net Zero for our own operations by 2030.

On April 16, 2021, after receiving approval from 95% of disinterested shareholders, the Company completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The completion of the Transaction resulted in the issuance of 3.6 million Subordinate Voting Shares from treasury and a cash payment of $96.2 million funded from the Company’s revolving credit facility, which were recorded as an expense of $471.9 million on the statement of earnings during the second quarter of 2021.

For the three and nine-month periods ended September 30, 2021, local currency revenue growth was driven by strength across all service lines, particularly Capital Markets and Leasing which have rebounded strongly relative to the pandemic-impacted prior year period and the positive impact of recent acquisitions.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$390,943	$315,352	24%	22%	$1,119,720	$849,686	32%	27%
Investment Management	78,275	41,704	88%	87%	173,379	128,918	34%	34%
Leasing	242,890	169,688	43%	41%	663,807	470,966	41%	37%
Capital Markets	310,648	165,563	88%	85%	786,758	423,571	86%	79%
Total revenues	$1,022,756	$692,307	48%	46%	$2,743,664	$1,873,141	46%	42%

Results of operations – three months ended September 30, 2021

For the quarter ended September 30, 2021, revenues were $1.02 billion, 48% higher than the comparable prior year quarter (46% in local currency). Internally generated revenues were up 45%, driven by strong growth across all service lines, particularly Capital Markets and Investment Management as compared to prior year results which were impacted by the COVID-19 pandemic. Acquisitions contributed 1% to local currency revenue growth.

Operating earnings for the third quarter were $76.0 million relative to $52.1 million in the prior year period. Operating earnings margin was 7.4%, roughly flat versus 7.5% in prior year quarter with operating leverage from higher revenues offset by higher variable and discretionary costs which were reduced during the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $123.6 million up 34% versus $92.1 million reported in the prior year quarter. Adjusted EBITDA margin was 12.1% in the quarter as compared to 13.3% in the prior year quarter.

Depreciation expense was $11.4 million relative to $10.4 million in the prior year quarter with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $23.1 million, versus $25.9 recorded in the prior year quarter with the decrease largely attributable to timing of certain acquisitions.

Net interest expense was $8.3 million, versus $8.9 million recorded in the prior year quarter. The average interest rate on debt during the period was 3.6%, relative to 3.1% in the prior year quarter.

Earnings from equity investments, including other income, for the third quarter were $1.5 million as compared to $0.5 million in the prior year quarter.

Consolidated income tax expense for the quarter was $18.8 million, relative to $11.7 million in the prior year quarter. The effective tax rate for the quarter was 27.1%, versus 26.9% in the prior year quarter.

The net earnings for the quarter were $50.5 million versus $32.0 million in the prior year comparative quarter.

Revenues in the Americas region totalled $617.1 million for the third quarter, up 46% (45% in local currency) versus $422.6 million in the prior year quarter. Revenue growth was primarily driven by strong Capital Markets activity, especially in the industrial and multi-family asset classes. Outsourcing & Advisory revenues were also up strongly on robust growth in Engineering & Design, Valuation and Mortgage services. Foreign exchange tailwinds positively impacted revenue growth by 1%. Adjusted EBITDA was $65.8 million, up 20% from $54.6 million in the prior year quarter. Adjusted EBITDA growth was impacted by (i) performance-based incentives resulting from strong year-over-year growth in operating results and (ii) higher discretionary and variable costs relative to significantly reduced costs earlier in the pandemic. GAAP operating earnings were $48.9 million, relative to $40.4 million in the prior year quarter.

Revenues in the EMEA region totalled $154.9 million for the third quarter compared to $117.4 million in the prior year quarter, up 32% (29% in local currency) with strong growth across all service lines. Foreign exchange tailwinds positively impacted revenue growth by 3%. Adjusted EBITDA was $15.0 million, up 96% from $7.7 million in the prior year on higher revenues and continuing cost savings from measures implemented during the pandemic. GAAP operating earnings were $11.4 million versus a loss of $1.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $172.3 million for the third quarter compared to $110.5 million in the prior year quarter, up 56% (51% in local currency). Revenue growth was robust across all service lines and geographies, especially in Australia and New Zealand, versus pandemic-impacted prior year quarter results. Foreign exchange tailwinds positively impacted revenue growth by 5%. Adjusted EBITDA was $20.7 million, up 62% from $12.8 million in the prior year quarter with the improvement in margin attributable to operating leverage. GAAP operating earnings were $18.3 million, versus $8.5 million in the prior year quarter.

Investment Management revenues for the third quarter were $78.3 million compared to $41.7 million in the prior year quarter, up 88% (87% in local currency). Passthrough revenue from historical carried interest represented $18.6 million for the third quarter versus $1.9 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 50% driven by management fee growth from increased assets under management. Adjusted EBITDA was $27.8 million, up 82% from $15.3 million in the prior year quarter. GAAP operating earnings were $19.8 million in the quarter, versus $7.9 million in the prior year quarter. Assets under management were $46.1 billion on September 30, 2021, up 17% from $39.5 billion on December 31, 2020 and up 27% from $36.2 billion on September 30, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.6 million in the third quarter, relative to earnings of $1.8 million in the prior year quarter, with the change primarily attributable to performance-based incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $22.5 million relative to a loss of $3.5 million in the third quarter of 2020 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

Results of operations – nine months ended September 30, 2021

For the nine months ended September 30, 2021, revenues were $2.74 billion, up 46% compared to the prior year period (42% in local currency). Internally generated revenues were up 32% driven by (i) a rebound in Capital Markets and Leasing activity; (ii) strong growth in Investment Management and Outsourcing & Advisory service lines; and (iii) the impact of recent acquisitions, versus prior year results which were impacted by the pandemic beginning in March 2020. Acquisitions contributed 10% to local currency revenue growth versus the prior year period.

The operating loss was $269.9 million and included the impact of the settlement of the LTIA. Excluding the settlement of the LTIA, operating earnings were $202.1 million versus $85.1 million in the prior year period. The operating earnings margin, excluding the LTIA, was 7.4% versus 4.5% in the prior year period with the increase attributable to (i) operating leverage from higher revenues across all services lines; (ii) the year-to-date impact of higher margin acquisitions of Colliers Mortgage and Colliers Engineering & Design; and (iii) measures taken to reduce costs due to the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $352.3 million, up 71% versus $206.5 million in the prior year. Adjusted EBITDA margin increased by 180 basis points to 12.8% as compared to 11.0% in the prior year period.

Depreciation expense was $32.9 million relative to $28.1 million in the prior year period, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $74.0 million relative to $59.0 million in the prior year period, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Earnings from equity investments, including other income, were $5.5 million as compared to $1.5 million in the prior year.

Net interest expense was $24.5 million, up from $22.6 million in the prior year period and included the full year-to-date impact of interest from Convertible Notes which were issued on May 19, 2020. The average interest rate on our debt during the period was 3.5%, versus 2.9% in the prior year period.

Consolidated income tax expense for the nine months ended September 30, 2021 was $48.5 million, relative to $19.1 million in the prior year period. The current year’s rate was impacted by the settlement of the LTIA. The settlement and its related costs are not tax deductible. The effective tax rate would be 26.5%, after excluding the impact from the settlement of the LTIA, as compared to 29.8% in the prior year period, which was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively. The effective tax rate for the full year (excluding LTIA) is expected to be between 25% to 28%.

The net loss was $337.3 million, which includes the impact of the LTIA, versus earnings of $44.9 million in the prior year period.

Revenues in the Americas region totalled $1.68 billion for the nine months ended September 30, 2021, up 52% (50% in local currency) versus $1.1 billion in the prior year period. Revenue growth was primarily driven by a rebound in Capital Markets and Leasing activity and year-to-date impact of recent acquisitions. Foreign exchange tailwinds positively impacted revenue growth by 2%. Adjusted EBITDA was $201.7 million, versus $110.2 million in the prior year period on higher revenues and the impact of recent acquisitions, including Colliers Engineering & Design and Colliers Mortgage. GAAP operating earnings were $155.0 million, relative to $66.5 million in the prior year period.

Revenues in the EMEA region totalled $439.6 million for the nine months ended September 30, 2021 compared to $334.0 million in the prior year period, up 32% (24% in local currency). Revenue growth was driven by growth across all services lines, particularly Capital Markets and Leasing. Foreign exchange tailwinds positively impacted revenue growth by 8%. Adjusted EBITDA was $40.1 million, versus $10.3 million in the prior year with the improvement primarily attributable to operating leverage from higher revenues and cost savings from measures implemented due to the pandemic. The GAAP operating earnings were $24.7 million compared to a loss of $18.1 million in the prior year period.

Revenues in the Asia Pacific region totalled $454.6 million for the nine months ended September 30, 2021 compared to $308.0 million in the prior year period, up 48% (37% in local currency). Revenue growth was driven by a rebound in activity across all service lines and geographies. Foreign exchange tailwinds positively impacted revenue growth by 11%. Adjusted EBITDA was $56.8 million compared to $30.3 million in the prior year period with the improvement in margin attributable to operating leverage. GAAP operating earnings were $46.7 million, versus $14.9 million in the prior year period.

Investment Management revenues were $173.4 million compared to $128.9 million in the prior year period, up 35% (34% in local currency) on solid management fee growth. Pass-through revenue from historical carried interest was $18.6 million relative to $4.2 million in the prior year period. Adjusted EBITDA was $66.8 million, relative to $51.1 million in the prior year period. GAAP operating earnings were $43.9 million versus $30.3 million in the prior year period.

Unallocated global corporate costs as reported in Adjusted EBITDA were $13.2 million for the nine months ended September 30, 2021, relative to a recovery of $4.7 million in the prior year period, with the change primarily attributable to performance-based incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss was $540.2 million and included the impact of the settlement of the LTIA. Operating loss, excluding the impact of the settlement of the LTIA, was $68.2 million relative to $8.5 million in the prior year period attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2021, 2020 and 2019

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756
Operating earnings (loss)	39,956	(385,777)	75,966
Net earnings (loss)	24,807	(456,117)	50,496
Basic net earnings (loss) per common share	0.11	(10.53)	0.41
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings (loss) per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings (loss) per common share	0.11	(0.26)	0.52	0.80

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,877
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Other data[1]
Adjusted EBITDA - 2021	$92,128	$136,558	$123,641
Adjusted EBITDA - 2020	54,454	59,962	92,120	$154,906
Adjusted EBITDA - 2019	43,571	87,323	84,262	144,320
Adjusted EPS - 2021	$1.04	$1.58	$1.27
Adjusted EPS - 2020	0.54	0.70	1.08	$1.79
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
[1]See reconciliation of non-GAAP financial measures

Impact of COVID-19 pandemic

The COVID-19 pandemic resulted in a sharp reduction in Leasing and Capital Markets transaction activity beginning in March 2020 as governments around the world implemented lockdowns and other measures to contain the virus. During 2020, the Company took significant measures to maintain business continuity across all service lines, including steps to optimize the level of all critical functions across our business. Certain cost management measures remain in place through to the present date.

2021 outlook

Given the strong results for the third quarter and continued momentum, the Company now expects revenue and Adjusted EBITDA to exceed the top end of the previous outlook. The previously provided outlook for the full year 2021, relative to 2020, was a revenue increase of 20%-30% and an Adjusted EBITDA increase of 25%-35%. The outlook for the balance of the year may still be impacted by (i) changes in Capital Markets and Leasing transaction velocity in the traditionally strong fourth quarter as the pandemic continues to impact operations; and (ii) higher than anticipated increases in operating costs, which were reduced during the pandemic.

This financial outlook is based on the Company’s best available information as of the date of this MD&A and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors (see “Risks associated with COVID-19 pandemic” below).

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

Net cash generated by operating activities for the nine-month period ended September 30, 2021 was $211.1 million, versus $104.3 million in the prior year period. The prior year period was impacted by significant working capital usage in our Capital Markets and Leasing operations related to the pandemic. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2021, capital expenditures were $44.5 million. Capital expenditures for the year ending December 31, 2021 are expected to be $55-$60 million relative to $40.4 million in 2020, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2020.

Net indebtedness as at September 30, 2021 was $244.6 million, versus $323.3 million at December 31, 2020, which excludes the Convertible Notes and warehouse credit facilities. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. As of September 30, 2021, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 0.5x (1.0x as of December 31, 2020), relative to a maximum of 3.5x permitted under its debt agreements. Including the Convertible Notes, our net indebtedness as at September 30, 2021 would have been $469.5 million. We are in compliance with the covenants contained in our agreements relating to our debt agreements as at September 30, 2021 and, based on our outlook for 2021, we expect to remain in compliance with these covenants.

As of September 30, 2021, the Company had $858.8 million of unused credit under its committed revolving credit facility maturing in April 2024.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our debt agreements. The Convertible Notes are convertible into 3.97 million Subordinate Voting Shares or, if not converted, may be settled at maturity with Subordinate Voting Shares or cash at the option of the Company.

On July 28, 2021 the Company entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes due 2031”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Senior Notes due 2031 were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the Senior Notes due 2031 were drawn on October 7, 2021. The Company used the proceeds for general corporate purposes and to repay all outstanding borrowings under its Revolving Credit Facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On April 26, 2021, we renewed and extended our structured accounts receivable facility (the “AR Facility”) with a third-party financial institution. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. The AR Facility has committed availability of $125 million with a term of 364 days extending to April 25, 2022 and includes selected US and Canadian trade accounts receivable (the “Receivables”). As of September 30, 2021, the Company had drawn $120.9 million under the AR Facility.

On May 13, 2021, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on June 30, 2021. This dividend amounting to $2.2 million was paid on July 14, 2021.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $196.1 million as at September 30, 2021 (December 31, 2020 - $208.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2021 was $149.6 million (December 31, 2020 - $115.6 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2021 was $11.7 million (December 31, 2020 - $17.6 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to June 2026. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2021 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2021:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$377,193	$2,596	$132,376	$-	$242,221
Warehouse credit facilities	152,905	152,905	-	-	-
Convertible Notes	224,895	-	-	224,895	-
Interest on long-term debt and Convertible Notes	84,943	20,645	38,669	16,626	9,003
Finance lease obligations	1,554	969	585	-	-
Contingent acquisition consideration	149,565	96,780	48,207	4,468	110
Operating leases obligations	465,085	93,578	142,336	86,748	142,423
Purchase commitments[1]	179,871	137,379	19,582	19,641	3,269
Co-investment Commitments	27,871	27,871	-	-	-
Total contractual obligations	$1,663,882	$532,723	$381,755	$352,378	$397,026
1.	Purchase commitments for less than 1 year include the acquisitions of Bergmann, Antirion, and Colliers Italy.

At September 30, 2021, we had commercial commitments totaling $18.6 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $444.7 million as of September 30, 2021 (December 31, 2020 - $415.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2021, the RNCI recorded on the balance sheet was $474.6 million (December 31, 2020 - $442.4 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2021 would be $2.00, and the accretion to adjusted EPS would be $0.47.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of September 31, 2021 would increase bad debt expense by $2.3 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921
Income tax	18,771	11,740	48,490	19,066
Other income, including equity earnings from non-consolidated investments	(1,601)	(509)	(5,547)	(1,479)
Interest expense, net	8,300	8,864	24,500	22,627
Operating earnings (loss)	75,966	52,074	(269,855)	85,135
Settlement of LTIA	-	-	471,928	-
Depreciation and amortization	34,588	36,281	106,939	87,111
Gains attributable to MSRs	(5,812)	(6,888)	(20,728)	(7,397)
Equity earnings from non-consolidated investments	1,487	482	4,625	1,451
Acquisition-related items	14,231	4,965	49,773	11,499
Restructuring costs	523	3,374	1,466	22,681
Stock-based compensation expense	2,658	1,832	8,180	6,056
Adjusted EBITDA	$123,641	$92,120	$352,328	$206,536

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three months and nine months ended September 30, 2021, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings (loss)	$50,496	$31,979	$(337,298)	$44,921
Non-controlling interest share of earnings	(13,623)	(6,264)	(33,148)	(13,906)
Interest on Convertible Notes	2,300	2,314	6,900	3,373
Settlement of LTIA	-	-	471,928	-
Amortization of intangible assets	23,148	25,912	74,019	59,013
Gains attributable to MSRs	(5,812)	(6,888)	(20,728)	(7,397)
Acquisition-related items	14,231	4,965	49,773	11,499
Restructuring costs	523	3,374	1,466	22,681
Stock-based compensation expense	2,658	1,832	8,180	6,056
Income tax on adjustments	(8,934)	(6,988)	(27,117)	(20,235)
Non-controlling interest on adjustments	(3,125)	(2,625)	(9,920)	(7,222)
Adjusted net earnings	$61,862	$47,611	$184,055	$98,783

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2021	2020	2021	2020

Diluted net earnings (loss) per common share(1)	$0.37	$0.48	$(9.20)	$0.37
Interest on Convertible Notes, net of tax	0.04	0.04	0.11	0.06
Non-controlling interest redemption increment	0.39	0.10	1.34	0.37
Settlement of LTIA	-	-	10.02	-
Amortization expense, net of tax	0.28	0.38	0.94	0.88
Gains attributable to MSRs, net of tax	(0.07)	(0.12)	(0.25)	(0.14)
Acquisition-related items	0.20	0.10	0.75	0.27
Restructuring costs, net of tax	0.01	0.06	0.02	0.40
Stock-based compensation expense, net of tax	0.05	0.04	0.18	0.14
Adjusted EPS	$1.27	$1.08	$3.91	$2.35

Diluted weighted average shares for Adjusted EPS (thousands)	48,722	44,181	47,111	42,075

(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and nine months ended September 30, 2021 and 2020.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in step-up in tax basis of goodwill. The Company adopted the guidance effective January 1, 2021. The Company’s processes and disclosures have been updated to incorporate the new standard. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.

Recently issued accounting guidance, not yet adopted

Reference Rate Reform

The FASB has issued two ASU related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the London Interbank Offered Rates (“LIBOR”) expecting to be discontinued at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt and hedging arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASU to facilitate an orderly transition to alternative reference rates and their potential impacts on its Consolidated Financial Statements and disclosures.

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its Consolidated Financial Statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The interest rate swaps are measured at fair value on the balance sheet. The Company designated each of these interest rate swaps as cash flow hedges at the inception of the respective interest rate swaps. On July 1, 2021, the Company dedesignated both hedging relationships. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

On April 16, 2021, the Company completed the Transaction to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at September 30, 2021, the Company had $3.5 million of loans receivable from non-controlling shareholders (December 31, 2020 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2028, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 42,702,700 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,971,725 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2021, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2021 to July 19, 2022. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at September 30, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at September 30, 2021.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at September 30, 2021, our internal control over financial reporting was effective.

During the three months ended September 30, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it is impacting our clients, employees, and services. We are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact.

Many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the ongoing COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and ServicingTM Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Risks associated with the COVID-19 pandemic” , “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.

•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	The ability to protect against cybersecurity threats as well as to monitor new threats.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
•	Continuing evolution of global climate change policy and its tangible and intangible impact on our operations, employees and clients.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing COVID-19 pandemic. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.